Part II, Item 2(a)

Any Affiliate of BCI may send orders to BCI or route orders to Barclays' order router and algorithms. Barclays' order router or algorithms may route the order, or part of the order, into LX. Affiliates do not have the ability to enter orders utilizing a direct connection into LX. Affiliates that enter orders into LX are Barclays Bank plc ("BBplc"), a foreign banking entity authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Capital Securities Limited ("BCSL"), a foreign Broker-Dealer authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority; Barclays Capital Canada Inc. ("BCCI"), a foreign Broker-Dealer registered in Canada; Barclays Capital Derivatives Funding LLC ("BCDF"), a principal trading firm utilized primarily for hedging purposes. BBplc, BCSL and BCCI have the ability to route orders as principal, agent, or riskless principal to Barclays' order router and algorithms. BCDF routes orders only as principal to Barclays' order router and algorithms. The Barclays group of entities includes a number of special purpose vehicles. Most such entities have been formed in connection with specific structured derivative transactions. No such entities are engaged in client-facing business nor were any such entities formed for the purpose of transacting in LX. Some special purpose vehicles may transact in equity securities acting as principal for their own account, for example to hedge the structured transaction for which they were formed. Such orders are processed by BCI as agent and may utilize Barclays' order router or algorithms. Consequently, orders from such special ~~purposes~~purpose vehicles may be routed to LX by operation of the order router as further described in Part III, Item 5. The frequency with which any such entity transacts depends on the features of the transaction structure for which they were formed. Barclays Affiliates do not receive preferential treatment in LX. All of the Affiliates described above are categorized as Barclays Trading Desks for purposes of Subscriber Type segmentation, as described in Part III, Item 13, and consequently fall into Tier 2 for purposes of execution priority, as described in Part III, Item 11(c). Irrespective of the capacity in which the relevant Affiliate is acting, LX receives all orders from Affiliates as agency orders of BCI under the MPID "LEHM".

Part II, Item 5(a)

BCI offers its clients a wide range of electronic order handling and execution products on its electronic trading platform. Products and services relevant to the means of entry into the ATS (as further described in Part III, Item 5) are Barclays' algorithms and order router, direct connection to LX and the order entry gateway provided by QPS. Barclays also offers various informational tools that provide clients with online access to information about their orders and that allow clients to configure their electronic trading profile. Portfolio WebBench is a proprietary software suite that allows clients to monitor their trade flow in near real-time and to access detailed reporting of both routing and LX results. SPECS is an online client interface where clients may view, verify and request changes to their order handling settings with Barclays. BCI also offers all clients a variety of information and reports regarding their own orders. This information includes information as to execution venues, percentage of order flow executed in various venues, crossing rates in LX, percentage of order flow executed against various Subscriber Types (described in Part III, Item 13), and a client's algorithmic and router settings. Barclays publishes monthly aggregated and anonymized statistics related to LX on its website (as described in Part III, Item 26). BCI offers the products and services described above to its clients and, through its Affiliates, to clients of those Affiliates trading US listed securities. To access these products and services, ~~Clients~~clients must be on-boarded as clients of the Barclays Equities business. Use of these products and services is governed by relevant contractual agreements, which contain no specific terms and conditions for routing orders to LX. Additional information regarding the terms and conditions for use of LX is provided in Part III, Items 2 and 3.

Part II, Item 6(a)

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms, order router and LX. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

ELECTRONIC MARKETS RISK & CONTROL. Electronic Markets Risk & Control is a front office group responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes. Electronic Markets Risk & Control have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers whether they are utilizing a direct connection to LX or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading Desks managing the risk books of the firm do not otherwise have the ability to (1) view ~~client's~~clients' electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic Trading Department, Equities Senior Management, Equities Sales Supervisors, Electronic Markets Risk and Control, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX's risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Client On-boarding, Electronic Product Development, Electronic Markets Risk and Control, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Service Corporation, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

OTHER GROUPS. Client Onboarding, Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential subscriber information, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX.

The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

Part II, Item 7(a)

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays system. The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. LX does not provide any information to Barclays' order router about Conditional Orders (as described in Part III, Item 9(a)). The order router uses the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). Barclays order router also receives enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router. The order router does not share any information it receives from LX with any other Barclays trading system, desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). The order router does not generate indications of interest based on information from LX. Subscribers can opt out of having their LX order information included in the aggregated information provided to the order router by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy ~~states that it reserves the right~~empowers it to suspend, restrict or rescind ~~a person's~~the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with ~~a person's~~the approved ~~account~~accounts of Barclays personnel.

Part III, Item 4(a)

LX operates from 9:30 A.M. EST to 4:00 P.M. EST. LX will be closed or will close early during market holidays or shortened trading days. Orders can be received once the ATS system comes online, which is generally between 6:00 A.M. and 7:00 A.M. EST. Orders received by LX prior to its open are entered into the queue and become eligible for execution at or after 9:30 A.M. EST. Orders received by LX prior to its open are time stamped in the order received for purposes of determining order priority. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives through the SIP (via Exegy) a security status code of OPEN. At 4:00 P.M. EST (or such earlier time in the event of a shortened trading day or early closure), any unexecuted orders will be canceled. Barclays has discretion to close or not to open LX (in whole or in part) in the event of a market disruption or technological or other issue.

Part III, Item 10(a)

OPENING OF TRADING. LX begins trading each security after the opening of trading on the primary exchange for that security. Orders can be received once the LX system comes online which is generally between 6:00 A.M. and 7:00 A.M. EST. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives through the SIP (via Exegy) a security status code of "Open" and Limit Up-Limit Down ("LULD") bands. RE-OPENING FOLLOWING REGULATORY HALT: If the ATS receives an instrument status of "HALTED" (regulatory halt), the matching engine stops trading the given instrument. The matching engine then waits for an OPEN status, LULD trading band and for a trade to occur in that symbol on another Trading Center, to begin trading again. LX does not trade any orders during a halt, or when a security is not "OPEN". Once a halt occurs, Subscribers can continue to send orders into LX, however they will not execute until trading resumes on LX. RE-OPENING FOLLOWING BARCLAYS INITIATED HALT: If for any reason, Barclays in its discretion has to halt the trading in a symbol or all trading in LX it can elect one of two means to implement such halt. The first is through the disabling of trading. This will cancel all open orders and reject any new orders from entering LX. The second method for halting is through the use of a "SafetyCatch", which will stop all executions (either in that symbol or all symbols) but will allow orders to remain on the order book. During this time new ~~day~~Day orders will be accepted, IOC orders will be cancelled back and order cancellations will be accepted. Effective Price/Tier/Time will be utilized for determining the priority (as described in Part III, Item 11) for these resting orders when trading commences. Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. They are handled in the same manner as non-pegged limit orders. When this "SafetyCatch" is reverted, any order resting on the order book will be eligible for crossing. LX does not employ any special opening or re-opening process, auctions or order types.

Part III, Item 19(c)

BCI does not offer any rebates or discount of fees or charges for clients for accessing LX. Depending on the negotiated fee arrangement, clients may receive rebates from Barclays for transactions executed on Trading Centers other than LX. Those rebates may offset any commissions owed to Barclays for transactions executed on LX.~~.~~